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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                AMENDMENT NO. 2

                                 SCHEDULE 14D-1

                                 (RULE 14D-100)

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                    PETROFINA
                            (Name of Subject Company)

                                      TOTAL
                                    (Bidder)

                          SHARES WITH NO NOMINAL VALUE
                           AMERICAN DEPOSITARY SHARES
                                    WARRANTS
                         (Title of Class of Securities)

                                    716485206
                      (CUSIP Number of Class of Securities)

                               ALAIN-MARC IRISSOU
                                 GENERAL COUNSEL
                                      TOTAL
                               24, COURS MICHELET
                                  LA DEFENSE 10
                              92800 PUTEAUX, FRANCE
                             (011-33-1) 41-34-40-00
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

     Note  The remainder of this cover page is only to be completed if this
Schedule 14D-1 (or amendment thereto) is being filed, inter alia, to satisfy the reporting requirements of Section 13(d) of the Securities Act of 1934. See
General Instructions D, E, and F to Schedule 14D-1.

     The Schedule 13D previously filed by Total with respect to PetroFina is hereby amended to incorporate in the cover page, and Item 4 of the Schedule 13D, the information contained in this Schedule 14D-1 cover page, Items 3, 5, and the information contained in Exhibits (a)(10), (a)(11) and (a)(12) to this Schedule
14D-1.

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CUSIP No. 716485206             14D-1                     Page 2 of 6 Pages
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1      NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS.
        OF ABOVE PERSONS (ENTITIES ONLY)
        Total

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) / /
                                                              (b) / /

3      SEC USE ONLY

4      SOURCE OF FUNDS*
       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)                     / /

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       France

7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
       22,130,296

8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)               / /
       EXCLUDES CERTAIN SHARES*

9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
       94.3%

10     TYPE OF REPORTING PERSON*
       OO (societe anonyme)




Total, a societe anonyme organized under the laws of the Republic of France ("Total") hereby amends and supplements its Tender Offer Statement on Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on May 6, 1999, as amended on May 26, 1999, with respect to Total's offer to exchange all of the shares, American depositary shares and warrants of PetroFina for shares, American depositary shares and warrants of Total, upon the terms and subject to the conditions set forth in the Prospectus dated May 6, 1999, and filed as exhibit
(a)(1) to the Schedule 14D-1. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Prospectus referred to therein.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

        Item 3 of the Schedule 14D-1 is hereby amended and supplemented by adding to the end thereof the following:


          "The U.S. and Belgian exchange offers by Total for the equity securities of PetroFina expired at 10:00 A.M. New York City time, 4:00 P.M. Brussels time, on June 4, 1999. Total accepted for exchange 12,207,680 shares and 3,084,260 ADSs, for an aggregate of 12,516,106 shares, or 53.3% of PetroFina's share capital. In addition, Total accepted 3,851,400 PetroFina warrants representing 87% of all existing PetroFina warrants. Following the closure of the Belgian and U.S. exchange offers on June 4, 1999, Total held 22,130,296 shares representing a 94.3% interest in PetroFina.

          Belgian law requires that the Belgian exchange offer be reopened for 15 Belgian business days at the same exchange ratio because Total owns more than 90% of the equity securities of PetroFina as a result of the Initial Offer Period. Concurrently with the reopening of the Belgian exchange offer, Total will also extend the U.S. exchange offer, at the same exchange ratios and other terms and conditions. This Subsequent Offer Period will expire at 10:00 A.M., New York City time, and 4:00 P.M. Brussels time, on July 2, 1999. Total will accept for exchange all outstanding PetroFina shares, American depositary shares, and warrants that are validly tendered prior to the expiration of the Subsequent Offer Period. This obligation to exchange is conditioned on Total's exchanging shares in the Belgian offer.

          PetroFina shares, American depositary shares and warrants tendered into the Initial Offer Period which expired on June 4, 1999 cannot be withdrawn during the Subsequent Offer Period. Any shares, American depositary shares or warrants tendered into the Subsequent Offer Period may be withdrawn until the expiration of the Subsequent Offer Period. A copy of the press release issued by Total on June 9, 1999 announcing the results of the Initial Offer Period is attached hereto as Exhibit (a)(10) and incorporated herein by reference."

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

        Item 5 of the Schedule 14D-1 is hereby amended and supplemented by adding to the end of subsection (f)-(g) the following:

          "Following the expiration of the Initial Offer Period, and concurrently with the Subsequent Offer Period, Total will request that PetroFina shares be delisted from the Brussels Stock Exchange, the Paris Stock Exchange, the London Stock Exchange, the Frankfurt Stock Exchange, the Amsterdam Stock Exchange, and the Swiss Stock Exchange. In addition, on June 10, 1999 the New York Stock Exchange suspended trading of PetroFina ADRs and warrants and announced that it would apply to the Securities and Exchange Commission to have both of these securities delisted."


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

        Item 11 is hereby amended and supplemented by adding the following
        Exhibit:

          (a)(10) Press Release issued by Total on June 9, 1999.

          (a)(11) Press Release issued by the New York Stock Exchange on June 10, 1999.

          (a)(12) Warrant Agreement between Total and The Bank of New York dated June 4, 1999, including the Form of Total Warrant.

          (a)(13) Supplemental Information filed on June 14, 1999, as an amendment to the Exchange Offer Prospectus dated May 6, 1999 and filed as part of Total's Registration Statement on Form F-4, pursuant to Rule 424(b)(3), on June 14, 1999.


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                                   SIGNATURES


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                         /s/ Charles de Bollardiere
                                     ---------------------------------------
                                                (Signature)

                                           Charles de Bollardiere
                                                 Treasurer

                                                 June 11, 1999




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